510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661- 9400 Fax: (604) 661-9401

August 4, 2004

To All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: Sungold International Holdings Corporation

We confirm that the following material was sent by pre-paid mail on August 4, 2004, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1.	Interim Consolidated Financial Statements for the Third Quarter ended May 31, 2004(unaudited)/Auditors’ Notice to Reader

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE INVESTOR SERVICES INC.

”Karen Patrus”
Mailing Specialist
Stock Transfer, Client Services
Telephone: (604) 661-9400 (ext 4504)
Fax: (604) 661-9401